

December 30, 2010

Michael El-Hillow
President and Chief Executive Officer
Evergreen Solar, Inc.
138 Bartlett Street
Marlboro, Massachusetts 01752

  Re: **Evergreen Solar, Inc.**
     Proxy Statement on Schedule 14A
     Filed December 6, 2010
     File No. 000-31687

Dear Mr. El-Hillow:

  We have completed our limited review of your filing and do not have any further comments at this time.

         Sincerely,

         Martin James
         Senior Assistant Chief Accountant

cc (by facsimile): John R. Utzschneider, Esq. – Bingham McCutchen LLP